

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 1, 2010

via U.S. mail and facsimile to (330) 220-6006

Mr. Robert L. Matejka, Senior Vice President and Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, Ohio

> RE: RPM International Inc.
> Form 10-K for the fiscal year ended May 31, 2010
> Filed July 29, 2010
> File No. 1-14187

Dear Mr. Matejka:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2010

Recent Developments, page 2

1. Tell us why you had not disclosed the specific potential for a bankruptcy option prior to June 2010, since you had been reviewing this option over the last year.

Exhibit Index, page E-1

2. We note that you do not appear to have filed on EDGAR all of the schedules and exhibits to your credit agreement filed as exhibit 10.1 to your annual report on

Form 10-K for your fiscal year ended May 31, 2010.   Please file a complete copy of your credit agreement, including all of its schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Please refer to Item 601(b)(10) of Regulation S-K.

Financial Section

Results of Operations, page 27

3. We note that you had a substantial increase in the foreign net operating loss carryforwards and a related increase in the valuation allowance due to the uncertainty over the level of future income related to these subsidiaries. In future filings, please discuss the specific foreign subsidiaries to which these losses relate and discuss the uncertainties surrounding the potential lack of sufficient income in order to recognize the deferred tax asset.

4. You state on page 30 that other expense, net, of $3.3 million during fiscal 2009 compares to fiscal 2008 other expense, net of $5.4 million. Please explain the nature of the $5.4 million.

Liquidity and Capital Resources, page 31

5. We note from page 10 of the Form 10-K that the recession has resulted in difficulty in managing inventory levels and collection of customer receivables. Herein, you state that collection of accounts receivable have improved, and you do not provide an inventory analysis. Given the material impact accounts receivable and inventory have on your operating cash flows, please quantify in future filings the days sales outstanding and inventory turnover ratios for the periods presented and explain significant fluctuations therein.

6. Please tell us and disclose in future filings to the extent material the nature of the "other" line item within the cash from operating activities section of the cash flow statement. We note this amount makes up 26%, 10% and 6% of fiscal 2010, 2009 and 2008 operating cash flows, respectively.

Report of Independent Registered Public Accounting Firm, page 69

7. In future filings, please request your auditors to revise their report to include the financial statement schedule, included on page S-1 of the Form 10-K, in the statement regarding their responsibilities within the first paragraph. Refer to Article 5-04(c) of Regulation S-X for guidance.

Mr. Robert L. Matejka
RPM International Inc.
October 1, 2010
Page 3

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses. To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3689 if you have questions regarding the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Dieter King, at (202) 551-3338, with any other questions.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accoutant